                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   913363 10 7
                                 (CUSIP NUMBER)

                              HENRY N. NASSAU, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                          INTERNET CAPITAL GROUP, INC.
                                  600 BUILDING
                              435 DEVON PARK DRIVE
                            WAYNE, PENNSYLVANIA 19087
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:
                           CHRISTOPHER G. KARRAS, ESQ.
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793

                                DECEMBER 28, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g),
CHECK THE FOLLOWING BOX [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

----------------------------------
CUSIP NO. 913363 10 7
----------------------------------

------------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                           INTERNET CAPITAL GROUP, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                23-2996071
------------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX                           (a) [ ]
         IF A MEMBER OF A GROUP                              (b) [ ]
------------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  WC/OO
------------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                DELAWARE
                                                             -----------------------------------------------
NUMBER OF SHARES                                             7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                                            POWER                              0
REPORTING PERSON WITH                                        -----------------------------------------------
                                                             8)       SHARED VOTING
                                                                      POWER                      21,684,124*
                                                             -----------------------------------------------
                                                             9)       SOLE DISPOSITIVE
                                                                      POWER                              0
                                                             -----------------------------------------------
                                                             10)      SHARED DISPOSITIVE
                                                                      POWER                      21,684,124*
                                                             -----------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      21,684,124*
------------------------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
         (SEE INSTRUCTIONS)
------------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               23.3%
------------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE                       CO
         INSTRUCTIONS)
------------------------------------------------------------------------------------------------------------

* Includes an option to purchase up to 20,000 shares of Common Stock held by Mr. Edward H. West, the President, Chief Operating Officer, Chief Financial Officer and a Managing Director of Internet Capital Group, Inc. Internet Capital Group, Inc. disclaims beneficial ownership of such securities.

----------------------------------
CUSIP NO. 913363 10 7
----------------------------------

------------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                           ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                                51-0396570
------------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX                           (a) [ ]
         IF A MEMBER OF A GROUP                              (b) [ ]
------------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  OO
------------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                DELAWARE
                                                             -----------------------------------------------
NUMBER OF SHARES                                             7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                                            POWER                              0
REPORTING PERSON WITH                                        -----------------------------------------------
                                                             8)       SHARED VOTING
                                                                      POWER                      21,684,124*
                                                             -----------------------------------------------
                                                             9)       SOLE DISPOSITIVE
                                                                      POWER                              0
                                                             -----------------------------------------------
                                                             10)      SHARED DISPOSITIVE
                                                                      POWER                      21,684,124*
                                                             -----------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON                      21,684,124*
------------------------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
         (SEE INSTRUCTIONS)
------------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                               23.3%
------------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE                       CO
         INSTRUCTIONS)
------------------------------------------------------------------------------------------------------------

* Includes an option to purchase up to 20,000 shares of Common Stock held by Mr. Edward H. West, Chief Financial Officer and Assistant Secretary of ICG Holdings, Inc. ICG Holdings, Inc. disclaims beneficial ownership of such securities.

ITEM 1. SECURITY AND ISSUER

                  This Amendment No. 1 to Statement on Schedule 13D (the "Statement") amends the statement previously filed on March 23, 2000 and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Universal Access Global Holdings Inc. (the "Issuer"). The principal place of business of the Issuer is 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) - (c) This amended Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at 435 Devon Park Drive, Building 600, Wayne, Pennsylvania 19087; and (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings" and together with ICG, the "Reporting Persons"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702. ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. The information required by Item 2 of Schedule 13D about the identity and background of the executive officers and directors of: (i) ICG is set forth on Schedule I hereto; and (ii) Holdings is set forth on Schedule II hereto.

                  (d) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

                  (e) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 28, 2001, ICG used approximately $1,666.60 of its working capital to exercise a warrant to purchase 1,000,002 shares of Common Stock at an exercise price of $0.0016666 per share.

                  On December 28, 2001, ICG transferred all of the shares of Common Stock held by it to Holdings in an inter-company transfer without consideration.

ITEM 4. PURPOSE OF TRANSACTION

                  ICG has acquired the Common Stock as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long-term, ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Issuer and its other partner companies. ICG intends to review, from time to time, its interest in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock.

                  Except as set forth above, neither of the Reporting Persons have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) ICG may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 21,684,124 shares of Common Stock (or 23.3% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

                  (c) On December 28, 2001, ICG exercised a warrant to purchase 1,000,002 shares of Common Stock at an exercise price of $0.0016666 per share and then transferred all of the shares of Common Stock held by it to Holdings in an inter-company transfer without consideration. On January 8, 2002, ICG entered into an agreement with Mr. Edward H. West, ICG's President, Chief Operating Officer and one of its Managing Directors, whereby Mr. West has agreed to hold his option to purchase up to 20,000 shares of Common Stock and the shares he receives upon exercise of such option for the exclusive economic benefit of ICG.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  ICG has entered into an agreement with Mr. Edward H. West, ICG's President, Chief Operating Officer and one of its Managing Directors, whereby Mr. West has agreed to hold the option to purchase up to 20,000 shares of Common Stock and the shares he receives upon exercise of such option for the exclusive economic benefit of ICG. Although Mr. West has agreed to pay over any economic benefits he realizes with respect to such securities, Mr. West retains sole voting and investment power over such securities. Other than the agreement with Mr. West, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1        Joint Filing Agreement dated January 8, 2002.

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated    January 8, 2002               INTERNET CAPITAL GROUP, INC.


                                       By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry Nassau
                                            Managing Director, General Counsel &
                                            Secretary


Dated    January 8, 2002               ICG HOLDINGS, INC.


                                       By:      HENRY N. NASSAU
                                            ------------------------------------
                                            Henry N. Nassau
                                            Vice President & Secretary

                                   SCHEDULE I

Name                                     Present Principal Employment           Business Address
----                                     ----------------------------           ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III                   Chairman & Chief Executive Officer     Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Edward H. West                           President, Chief Operating Officer,    Internet Capital Group, Inc.
                                         Chief Financial Officer & Managing     435 Devon Park Drive
                                         Director                               Building 600
                                                                                Wayne, PA  19087

Kenneth A. Fox                           Managing Director, M&A                 Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Henry N. Nassau                          Managing Director, General Counsel &   Internet Capital Group, Inc.
                                         Secretary                              435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Robert E. Keith, Jr.                     President & Chief Executive Officer    TL Ventures
                                                                                700 Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

David Berkman                            Managing Partner                       Liberty Associated Partners, L.P.
                                                                                3 Bala Plaza
                                                                                Suite 502
                                                                                Bala Cynwyd, PA  19004

Kenneth A. Fox                           (same as above)                        (same as above)

Warren V. Musser                         Chairman Emeritus                      Safeguard Scientifics, Inc.
                                                                                435 Devon Park Drive
                                                                                700 Building
                                                                                Wayne, PA 19087

Thomas P. Gerrity                        Professor and Director of the          The Wharton School
                                         e-Business Initiative                  University of Pennsylvania
                                                                                1000 Steinberg Hall
                                                                                Philadelphia, PA 19104

Michael D. Zisman                        Executive Vice President-Strategy      Lotus Development Corporation
                                                                                55 Cambridge Parkway
                                                                                Cambridge, MA  02142

                                   SCHEDULE II

Name                                     Present Principal Employment           Business Address
----                                     ----------------------------           ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III                   President                              Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Kenneth A. Fox                           Vice President                         Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Henry N. Nassau                          Vice President & Secretary             Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Edward H. West                           Chief Financial Officer & Assistant    Internet Capital Group, Inc.
                                         Secretary                              435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Philip A. Rooney                         Vice President                         Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Henry N. Nassau                          (same as above)                        (same as above)

Edward H. West                           (same as above)                        (same as above)

Philip A. Rooney                         (same as above)                        (same as above)

                                                                       Exhibit 1

                             Joint Filing Agreement

                  The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Universal Access Global Holdings Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.

Dated    January 8, 2002              INTERNET CAPITAL GROUP, INC.


                                      By:      HENRY N. NASSAU
                                           -------------------------------------
                                           Henry Nassau
                                           Managing Director, General Counsel &
                                           Secretary

Dated    January 8, 2002              ICG HOLDINGS, INC.


                                      By:      HENRY N. NASSAU
                                           -------------------------------------
                                           Henry N. Nassau
                                           Vice President & Secretary